INDEX SUB-LICENSE AGREEMENT

This AGREEMENT, effective as of September 9, 2024, by and among Franklin Templeton Companies, LLC (“Franklin”), and Franklin Templeton ETF Trust, a Delaware statutory trust (the “Trust”) that is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of certain series of the Trust identified on Exhibit A, as it may be amended from time to time (each, a “Fund” and, collectively, the “Funds”).

WHEREAS, Franklin is a party to the VettaFi Index License Agreement with VettaFi LLC (“VettaFi”), dated as of October 1, 2023, including any schedules, amendments or attachments thereto (collectively, the “License Agreement”), pursuant to which Franklin has a license to use certain VettaFi indexes (each an “Index” and, collectively, the “Indexes”) and associated trade names, trademarks, and service marks (“Marks”), and to sub-license such Indexes and Marks to the Funds; and

WHEREAS, each Fund is an index-based exchange-traded fund that seeks to track the performance of an underlying index; and

WHEREAS, Franklin wishes to sub-license the Indexes and Marks to the Trust, on behalf of the Funds, relating to a Fund’s use of the Index as its underlying index as indicated on Exhibit A.

NOW, THEREFORE, for good and valuable consideration, the receipt whereof is hereby acknowledged, and the mutual performance of the undertakings herein, it is agreed by and among the parties hereto as follows:

1. Sub-License. Franklin hereby sublicenses to each Fund the rights granted to Franklin under the License Agreement with respect to each Fund’s applicable underlying Index listed with each Fund in Exhibit A.

2. No Ownership Rights. Each Fund acknowledges that the Indexes and Marks are the exclusive property of VettaFi, and that VettaFi has and retains all proprietary rights therein. Nothing in this Agreement shall be construed to transfer to a Fund any ownership right to, or equity interest in, any Index or Mark, or to or in any proprietary right therein, including, without limitation, any trademark or copyright interest.

3. Fees. This sub-license of the Indexes and the Marks by Franklin to the Funds is provided by Franklin at no cost to the Trust or the Funds.

4. Representations and Warranties by Franklin. Franklin represents and warrants to each Fund that it has the right under the License Agreement to sub-license the Indexes and the Marks to the Funds under this Agreement, and that to its actual knowledge, each Fund’s use of the Indexes and the

Marks in accordance with this Agreement shall not infringe on the intellectual property rights of any third party.

5. Term and Termination. This Agreement may be terminated with respect to a Fund by a written instrument signed by Franklin and the Trust with respect to such Fund. In addition, this Agreement shall terminate immediately upon termination of the License Agreement.

6. Amendments. This Agreement may be amended by a writing signed by both parties.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed in duplicate original by their officers thereunto duly authorized on September 9, 2024.

Franklin Templeton Companies, LLC

/s/ J. Matthew Gowdy

Name: J. Matthew Gowdy

Title: Senior Vice President and Assistant Secretary

Franklin Templeton ETF Trust,

on behalf of the Funds listed on Exhibit A

/s/ Harris C. Goldblat

Name: Harris C. Goldblat

Title: Vice President and Secretary

EXHIBIT A

Series of the Trust	Index
Franklin U.S. Dividend Multiplier Index ETF	VettaFi New Frontier U.S. Dividend Select Index
Franklin International Dividend Multiplier Index ETF	VettaFi New Frontier International Dividend Select Index